UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42442

YOUXIN TECHNOLOGY LTD

Room 1005, 1006, 1007, No. 122 Huangpu Avenue West,

Tianhe District, Guangzhou, Guangdong Province

People’s Republic of China

Tel: +86 13631357745

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Explanatory Note:

On November 13, 2025, the Company issued a press release titled “Youxin Technology Ltd Provides Update on Strengthened Balance Sheet.” A copy of the press release is attached hereto as Exhibit 99.1.

The information included in Exhibit 99.1, furnished herewith, shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Exhibit Index:

Exhibit No.	Description
99.1	Press Release, dated November 13, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Youxin Technology Ltd

Date: November 13, 2025	By:	/s/ Shaozhang Lin
	Name:	Mr. Shaozhang Lin
	Title:	Chief Executive Officer